August 4, 2025

Jinhong Deng
Chief Executive Officer
Yimutian Inc.
6/F, Building B-6, Block A
Zhongguancun Dongsheng Technology Campus
No. 66 Xixiaokou Road
Haidian District, Beijing 100192
People   s Republic of China

       Re: Yimutian Inc.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed July 31, 2025
           File No. 333-287877
Dear Jinhong Deng:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Exhibit Index, page II-3

1. Please file a revised legal opinion that includes the specific number of securities being registered, consistent with the prospectus cover page and filing fee table.
 August 4, 2025
Page 2

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Shu Du